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                                    EXHIBIT 8.2.6.


MORGAN BEAUMONT, INC. COMMENCES ROLLOUT OF OVER 250,000 RETAIL LOAD LOCATIONS WITH IPREPAY INC.
Monday November 29, 4:00 pm ET

SARASOTA, Fla.--(BUSINESS WIRE)--Nov. 29, 2004--Morgan Beaumont, Inc. (OTCBB:MBEU - News), a premier technology solution provider to the Stored Value and Debit Card market as well as an issuer of signature-based VISA, MasterCard hologram cards and Debit Card Solutions announced today that it will commence the rollout of its Card programs to over 250,000 retail load locations with IPrepay Inc., a subsidiary of Radiant Holdings and a leading issuer of prepaid products and services.

As described in an October 7 press release, IPrepay will utilize Morgan's POS software and national cash loading network to offer Stored Value and Debit Cards to IPrepay's prepaid calling card customers.

Over the next 30 - 45 days, the first 10,000 load locations will be rolled out. It is estimated that approximately 17,000 load locations will be rolled out each month thereafter until rollout is complete in 18 months. Additionally, the agreement calls for IPrepay to issue 50,000 Stored Value VISAs using Morgan Beaumont's proprietary technology no later than January 2005. IPrepay estimates that it will issue as many as 1 million Stored Value VISA or MasterCard cards over the next 18 months.

Morgan Beaumont CEO Cliff Wildes commented, "Morgan Beaumont is delighted to commence this rollout with IPrepay, a leader in the telecommunications industry. It is exciting to offer their customer base convenient, personalized financial products and services utilizing Morgan's proprietary technology. At the same time, this rollout adds to our growing national foot print of load locations and, with our proprietary technology platform and functionality, sets us up to create significant barriers to entry as the technology standard and leader in the alternative financial marketplace."

Issa Asad, President of IPrepay, said, "Morgan Beaumont is the perfect solution for our business model, which is based on having load locations and powerful products to drive revenue and traffic. Adding a VISA Debit product with Morgan's technology platform will close the gap with our current market and ensure a competitive edge.

The initial launch will result in approximately 10,000 locations in place by January 2005. We anticipate that in the next 18 months approximately 250,000 total retail locations will be active."

This rollout is significant to Morgan Beaumont because Management estimates that each retail load location is worth as much as $1,500 in recurring annual revenue to the company, and that each active and used card could generate $36 - $120 in recurring annual revenue. Furthermore, this arrangement supports Morgan Beaumont's target to have at least 20,000 POP locations by year-end 2004 and at least 100,000 locations by year-end 2005.

Morgan Beaumont, Inc. (OTCBB:MBEU - News) is a Technology Solutions Company located in Sarasota, Florida. Morgan is one of the premier providers of Stored Value and Debit Card Solutions in the United States. The company has developed POS and PC based software that connects merchants with multiple Stored Value

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Processors and Issuing Banks, in addition to private transaction networks and
IVR and CRM technology. Morgan Beaumont is a MasterCard Third Party Processor
(TPP). The company also has a national network of Stored Value and Debit Card load stations located throughout the United States. To learn more about Morgan Beaumont, please visit http://www.morganbeaumont.com.

IPrepay Inc., established and headquartered in Miami, Florida is a pioneer in marketing and distributing prepaid products. The company has successfully integrated services enabled by banking, credit card processing, and telecommunication networks into stored value card products that meet a multitude of needs for today's consumer.

An ever-increasing number of these retail locations are adopting the conveniences of the IPrepay POS Solution that couples unlimited supply with no inventory costs.

IPrepay's open model of competition enables it to both supply & distribute competitive products. To learn more about IPrepay Inc., please visit http://www.iprepay.com.

"Safe Harbor" Statement under Private Securities Litigation Reform Act of 1995:

Statements about the expected future prospects of our business, our outlook for earnings per share in 2004, statements about our outlook for internal revenue growth in 2004 and 2005, and all other statements in this release other than historical facts, constitute forward-looking statements. You can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "would," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or similar expressions which concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Some of the factors that we believe could affect our results include:

general economic and market conditions, including the lingering effects of the economic slowdown and services revenue; the overall condition of the bank card industry, including the effect of any further consolidation among financial services firms; the regulatory, credit and market risks associated with our operations; the integration of acquired businesses, the performance of our businesses; the effect of war, terrorism or catastrophic events; the timing and magnitude of sales; the timing and scope of technological advances; the ability to retain and attract customers and key personnel; and the ability to obtain patent protection and avoid patent-related liabilities in the context of a rapidly developing legal framework for software and business-method patents. The

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factors described in this paragraph and other factors that may affect our business or future financial results and when applicable, are discussed in our filings with the Securities and Exchange Commission, including our Form 10-K, a copy of which may be obtained from us without charge. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.
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Contact:
     Morgan Beaumont Inc., Sarasota
     Eric Jensen, 941-753-2875, Ext. 2007
     or
     IPrepay Inc., Miami
     Saira Hotchandani, 305-914-3361


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Source: Morgan Beaumont, Inc.